SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2024

TC Energy Corporation
(Commission File No. 1-31690)

TransCanada PipeLines Limited
(Commission File No. 1-8887)

(Translation of Registrants’ Names into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Explanatory Notes

TransCanada PipeLines Limited (“TransCanada PipeLines”) is a wholly owned subsidiary of TC Energy Corporation (“TC Energy”). TransCanada PipeLines is relying on the continuous disclosure documents filed by TC Energy pursuant to an exemption from the requirements of National Instrument 51-102 - Continuous Disclosure Obligations and as provided in the decision of the Alberta Securities Commission and Ontario Securities Commission in Re TransCanada Corporation, 2019 ABASC 1, issued on January 3, 2019. Consistent with the exemptive relief, information contained in this Form 6-K is that provided by TC Energy.

This report on Form 6-K/A amends the report on Form 6-K furnished by TC Energy Corporation and TransCanada PipeLines Limited (the Registrants) on September 13, 2024. The Registrants’ Code of Business Ethics Policy (the Policy) is being re-filed as the Policy was revised to correct a missing word in the Glossary on page 49. No other changes have been made to the Policy.

EXHIBIT INDEX

99.1	A copy of the Registrants' Code of Business Ethics Policy, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 24, 2024

TC ENERGY CORPORATION
TRANSCANADA PIPELINES LIMITED

By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary